U.S. SECURITIES AND EXCHANGE COMMISSION
                      Washington D.C. 20549

                  _____________________________

                           FORM 10-SB
                  _____________________________

           GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                     Under Section 12(g) of
               The Securities Exchange Act of 1934
                   ____________________________

                  GUIDELINE CAPITAL CORPORATION
                  -----------------------------
                  (Name of Small Business Issuer in its charter)


               Delaware                         33-0379106
    ------------------------------            ---------------
   (State or other jurisdiction of           (I.R.S. Employer
    incorporation or organization)          Identification No.)


               6 Venture
               Suite 207
           Irvine, California                      92618
---------------------------------------          ---------
(Address of principal executive offices)         (Zip code)

Issuer's telephone number: (949) 435-9262
                          ---------------


Securities to be registered pursuant to Section 12(b) of the Act:
none

Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock
                           ------------
                         (Title of Class)





                    Page One of Sixty Two Pages
              Exhibit Index is Located at Page Thirty Five

                       TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   15

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   16

Item 6.   Executive Compensation . . . . . . . . . . . . . .   19

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   20

Item 8.   Description of Securities. . . . . . . . . . . . .   20

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   21

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   23

Item 3.   Changes in and Disagreements with Accountants. . .   23

Item 4.   Recent Sales of Unregistered Securities. . . . . .   23

Item 5.   Indemnification of Directors and Officers. . . . .   24

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   26

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   35

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   36

                              PART I

Item 1.  Description of Business

     Guideline Capital Corporation (the "Company"), was incorporated on August 31, 1989 under the laws of the State of Delaware, to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation".

     The Company is filing this Registration Statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Bryan
A. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

Forward Looking Statements

     The Company cautions readers regarding certain forward looking statements in the following discussion and elsewhere in this registration statement or any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on behalf of, the Company. The Company disclaims any obligation to update forward looking statements.

     The Company's business is subject to numerous risk factors, including the following:

     No Operating History or Revenue and Minimal Assets. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     Speculative Nature of Company's Proposed Operations. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and
public entities.   A large number of established and
well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     No Agreement for Business Combination or Other Transaction-No Standards for Business Combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.
Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest - General.   Officers and directors of
the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 15(d) of the Securities Exchange Act of 1934
(the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     Lack of Market Research or Marketing Organization.   The
Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     Regulation. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     Probable Change in Control and  Management.   A business
combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Reduction of Percentage Share Ownership Following Business
Combination.   The Company's primary plan of operation is based
upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary have agreed to allocate a portion of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction.

     The Bylaws of the Company provide that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See "Part II - Item 5 - Indemnification of Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

        The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate
purposes.   The Company may acquire assets and establish wholly
owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

         The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

         The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors.
Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated herein above, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Year 2000 Disclosure

     Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. As a result, many companies will be required to undertake major projects to address the Year 2000 issue. Because the Company has no assets, including any personal property such as computers, it is not anticipated that the Company will incur any negative impact as a result of this potential problem. However, it is possible that this issue may have an impact on the Company after the Company successfully consummates a merger or acquisition. Management intends to address this potential problem with any prospective merger or acquisition candidate. There can be no assurances that new management of the Company will be able to avoid a problem in this regard after a merger or acquisition is so consummated.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 6 Venture, Suite 207, Irvine, California 92618. This space is provided to the Company on a rent free basis by Bryan A. Gianesin, a shareholder of the Company and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
          Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial       Percent of
Title of Class       Owner              Owner             Class
-----------------------------------------------------------------

Common        Adam Stull                125,000             25%
              6 Venture, Ste. 207
              Irvine, CA 92618

Common        Libbie Stull              100,000             20%
              6 Venture, Ste. 207
              Irvine, CA 92618

Common        George Unwin              100,000             20%
              23721 Arjay Way
              Laguna Niguel, CA 92618

Common        All Officers and          325,000             65%
              Directors as a
              Group (3 persons)

     The balance of the Company's outstanding Common Shares are held by 7 persons.

     (b)     Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of Guideline Capital Corporation beneficially owned by all directors and officers of the Company.

                   Name and            Amount and
                  Address of            Nature of
                  Beneficial           Beneficial      Percent
Title of Class       Owner                Owner        of Class
---------------------------------------------------------------

Common        Adam Stull                  125,000          25%
              6 Venture, Ste. 207
              Irvine, CA 92618

Common        Libbie Stull                100,000          20%
              6 Venture, Ste. 207
              Irvine, CA 92618

Common        George Unwin                100,000          20%
              23721 Arjay
              Laguna Niguel, CA 92618

Common        All Officers and            325,000          65%
              Directors as a
              Group (3 persons)

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

         The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------

     Adam Stull               37         President, Director

     Libbie Stull             42         Secretary, Director

     George Unwin             51         Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. Adam Stull and Libbie Stull are brother and sister.

Resumes

     Adam Stull, President and a director. Mr. Stull has held his positions with the Company since shortly after its inception. From October 1997 through the present, Mr. Stull has been a partner of Goldberg Burke & Stull, LLP, Attorneys, Irvine, California, engaged in the practice of law, emphasizing criminal law and general business matters. Prior to that, Mr. Stull was a partner in the firm of Stull & Stull, Bakersfield, California from January 1994 to September 1997. From 1993 to 1994, Mr. Stull was an assistant at Pacific Coast Chemicals, Berkeley, California. Mr. Stull received a Juris Doctor degree from California Western School of Law, San Diego in 1988 and a Bachelor of Arts degree from the University of California, Santa Barbara in 1984. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Libbie Stull, Secretary and Director. Ms. Stull has held her position with the Company since shortly after its inception. Since 1997, Ms. Stull has been employed by Goldberg Burke & Stull, LLP, Attorneys, Irvine, California, engaged in the practice of law, emphasizing civil litigation and general business matters. Prior to that, Ms. Stull was a partner in the firm of Stull & Stull, Bakersfield, California from 1994 to 1997. Ms. Stull was engaged in a general law practice as a sole practitioner from 1990 to 1993. Ms. Stull received a Juris Doctor degree from Hastings College of Law, San Francisco, California in 1981 and a Bachelor of Arts, Political Science degree from UCLA in 1978. She devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     George Unwin, Director. Mr. Unwin has held his position with the Company since shortly after its inception. Since 1993, Mr. Unwin has been a self-employed, free-lance writer of advertising and marketing materials in Southern California. He creates advertising and marketing materials for a host of private clients and has written advertising copy for numerous local newspaper and magazine publishers. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     No officer or director of the Company has been an officer or director of any "blank check" public reporting company.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities.
Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company.
Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Investment Company Act of 1940

     Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 via Regulation 3a-2 thereto.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 15,000,000 shares, all of which are Common Shares, par value $0.001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares authorized, issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. Mr. Gianesin is also a shareholder of the Company. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                  PART II

Item 1.  Market Price for Common Equity and Related Stockholder
Matters.

       There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers NASDAQ, has established criteria for continued NASDAQ eligibility. In order to continue to be included on NASDAQ, a company must maintain $2,000,000 in total assets, a $200,000 market value of its publicly-traded securities and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided, however, that if a company falls below such minimum bid price it will remain eligible for continued inclusion on NASDAQ if the market value of its publicly-traded securities is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. The NASD is presently considering increasing these standards, but as of the date of this Registration Statement, no definitive action has been taken in this regard.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are ten (10) holders of the Company's Common Stock. In August 1989, the Company issued 500,000 of its Common Shares for an aggregate of $500 in cash and services ($.001 per share). All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.
In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

         There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on
Accounting and Financial Disclosure.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In August, 1989 the Company issued 500,000 shares of its common stock to 10 persons at a price of $.001 per share. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities

Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Bryan A. Gianesin, who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Mr. Gianesin is also a shareholder of the Company. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Bylaws include provisions providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Delaware law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and

Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

     In accordance with the laws of the State of Delaware, the Company's Bylaws authorize indemnification of a director, officer, employee, or agent of the Company for expenses incurred in connection with any action, suit, or proceeding to which he or she is named a party by reason of his having acted or served in such capacity, except for liabilities arising from his own misconduct or negligence in performance of his or her duty. In addition, even a director, officer, employee, or agent of the Company who was found liable for misconduct or negligence in the performance of his or her duty may obtain such indemnification if, in view of all the circumstances in the case, a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, or persons controlling the issuing Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                          PART F/S

Financial Statements.

     The following financial statements are attached to this Registration Statement and filed as a part thereof. See page 27.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheets
     4)  Statement of Revenues and Expenses
     5)  Statement of Cash Flows
     6)  Statement of Changes in Stockholders' Equity
     7)  Notes to Financial Statements

                      GUIDELINE CAPITAL CORPORATION
                      (a Development Stage Company)

                        (A Delaware corporation)

















                          FINANCIAL STATEMENTS
                                  AND
                      INDEPENDENT AUDITOR'S REPORT

                For the Fiscal Years Ended June 30, 1998
                            and June 30, 1997
             and for the Period August 31, 1989 (inception)
                         through June 30, 1998

                                  INDEX



                                                                         PAGE


Independent Auditor's Report                                                1

Balance Sheets                                                              2

Statements of Revenues and Expenses                                         3

Statements of Cash Flows                                                    4

Statements of Changes in Stockholders' Equity/(Deficit)                     5

Notes to Financial Statements                                               6

                                     GARY A. CASE
                             CERTIFIED PUBLIC ACCOUNTANT
                                Brea Corporate Plaza
                         3230 E. Imperial Highway, Ste. 200
                             Brea, California 92821-6734
                               Telephone: (714)986-1850
                               Facsimile: (714)986-1855




INDEPENDENT AUDITOR'S REPORT

TO THE BOARD OF DIRECTORS
OF GUIDELINE CAPITAL CORPORATION

We have audited the accompanying balance sheets of GUIDELINE CAPITAL CORPORATION (a Development Stage Company) as of June 30, 1998 and June 30, 1997, the related statements of Revenues and Expenses, Changes in Stockholders' Equity/(Deficit) and Cash Flows for the Fiscal Years ended June 30, 1998, June 30, 1997, and the period August 31, 1989 (inception) through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted audit standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the development stage of operations and has not generated revenues from operations. Because the Company is in the development stage of operations, substantial doubt is raised about its ability to continue as a going concern. The Company's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GUIDELINE CAPITAL CORPORATION as of June 30, 1998 and June 30, 1997 and the results of its operations and its cash flows for the Fiscal Years ended June 30, 1998 and June 30, 1997, and the period August 31, 1989 (inception) through June 30, 1998 in conformity with generally accepted accounting principals.




s/Gary A. Case
_____________________________________
GARY A. CASE, CPA
Brea, California

July 17, 1998

                      GUIDELINE CAPITAL CORPORATION
                      (a Development Stage Company)

                        (A Delaware corporation)


                               BALANCE SHEETS


ASSETS:                                         June 30,   June 30,
                                                  1998       1997
                                                --------   --------

   Current Assets                               $      0   $      0

   Organization Costs (net of $500
      accumulated amortization)                        0          0

   Total Assets                                 $      0          0
                                                ========   ========

LIABILITIES

   Current Liabilities
     Accounts Payable                           $    800   $    700

    Total Current Liabilities                        800        700

    Total Liabilities                                800        700

STOCKHOLDERS' EQUITY
    Common Stock - Par Value $.001 per shares;
      15,000,000 Shares Authorized
      500,000 Shares Issued and Outstanding          500        500
    Additional Paid-In Capital                        --         --
    Retained Deficit, accumulated in the
      development stage                         (  1,300)   ( 1,200)
    Total Stockholders' Equity                  (    800)   (   700)

    Total Liabilities and Stockholders' Equity  $      0   $      0
                                                ========   ========








             See accompanying notes and accountant's report.

                                    2

                      GUIDELINE CAPITAL CORPORATION
                      (a Development Stage Company)

                        (A Delaware corporation)


                   STATEMENT OF REVENUES AND EXPENSES



                                                        Period
                                                       8/31/89
                         Fiscal        Fiscal        (Inception)
                       Year Ended    Year Ended           to
                         6/30/98       6/30/97         6/30/98
                         -------       -------         -------

REVENUE:

  Total Revenue          $     0       $     0         $     0

EXPENSES:

  Amortization Cost            0             0             500
  Taxes and Licenses         100           100             800

  Total Expenses             100           100           1,300

Net Income/(Loss)        $ ( 100)       $( 100)        $(1,300)
                         =======        ======         =======

Net loss per share       $ .0002        $.0002         $ .0026
                         =======        ======         =======

















             See accompanying notes and accountant's report.

                                    3

                                GUIDELINE CAPITAL CORPORATION
                                (a Development Stage Company)

                                  (A Delaware corporation)


                                   STATEMENT OF CASH FLOWS

                                                                          Period
                                                                         8/31/89
                                           Fiscal        Fiscal        (Inception)
                                         Year Ended    Year Ended           to
                                           6/30/98       6/30/97         6/30/98
                                           -------       -------         -------
CASH FLOWS FROM OPERATING ACTIVITIES

  Cash Received from Operating Activities  $     0       $     0         $     0
  Cash Paid for Operating Activities             0             0               0

Net Cash Used By Operating Activities            0             0               0

CASH FLOWS FROM INVESTING ACTIVITIES

Net Cash Used in Investing Activities            0             0            (500)

CASH FLOWS FROM FINANCING ACTIVITIES

Net Cash From Financing Activities               0             0             500

Net Decrease in Cash and Cash Equivalents        0             0               0

Cash and Cash Equivalents at
  Beginning of Period                            0             0               0

Cash and Cash Equivalents at End of Period $     0       $     0         $     0
                                           =======       =======         =======


Reconciliation of Net Profit to Net Cash
Provided by Operating Activities:

   Net Income/(Loss)                       $ ( 100)      $ ( 100)        $(1,300)
   Adjustments to Reconcile Net Income
   to Net Provided by Operating Activities:
   Amortization and Depreciation Expense         0             0             500
   Increase in Accounts Payable                100           100             800

          Total Adjustments                    100           100           1,300

NET CASH PROVIDED BY
  OPERATING ACTIVITIES                     $     0       $     0         $     0
                                           =======       =======         =======












                       See accompanying notes and accountant's report.

                                            4

                                   GUIDELINE CAPITAL CORPORATION
                                   (a Development Stage Company)

                                     (A Delaware corporation)


                     STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)

                              Number of              Additional    Retained
                                Common     Common     Paid-In      Earnings
                                Shares      Stock     Capital      (Deficit)   Total
                               -------    --------   --------      --------   -------
Balance as at August 31, 1989        -           -          -             -         -

Issuance of Common Stock       500,000    $    500                             $  500
Net Income (Loss)
from August 31, 1989 (inception)
to June 30, 1991               _______    ________   ________          (283)     (283)

Balance at June 30, 1991             0           0          0          (283)      217



Net Income (Loss)
from July 1, 1991
to June 30, 1996               _______    ________   ________          (817)     (817)

Balance as at June 30, 1996    500,000         500          0        (1,100)     (600)

Net Income (Loss)              _______    ________   ________          (100)     (100)

Balance at June 30, 1997       500,000         500          0        (1,200)     (700)

Net Income (Loss)              _______    ________   ________          (100)     (100)

Balance as at June 30, 1998    500,000    $    500   $      0      $ (1,300)  $  (800)
                               =======    ========   ========      ========   =======




























                       See accompanying notes and accountant's report.

                               GUIDELINE CAPITAL CORPORATION
                               (a Development Stage Company)


                                NOTES TO FINANCIAL STATEMENTS
                            as of June 30, 1998 and June 30, 1997



NOTE 1: SUMMARY SIGNIFICANT ACCOUNTING POLICIES

The Guideline Capital Corporation, a Delaware Corporation, was incorporated on August 31, 1989. The Company intends to engage in one or more mergers with or acquisitions of target entities which may be private companies, partnerships, or sole proprietorship.

The Company is in the development stage, not yet commencing its planned principal operations. The company has not yet generated any revenue. The Company is currently negotiating to merge or acquire certain target entities with profitable operations or substantial capital.

Net loss per common share is based on the weighted average of common shares outstanding during the period. As of June 30, 1998 and June 30, 1997, there were 500,000 outstanding shares of common stock.


NOTE 2: INCOME TAXES

The Company has not filed required federal income tax returns from inception through 1997. Due to the late filing of these tax returns a minimum penalty of $800.00 has been accrued and included in accounts payable on the balance sheet.


NOTE 3: CAPITALIZATION

Guideline Capital Corporation initially authorized 15,000,000 shares of common stock at a par value $.001 per share.

On August 31, 1989, Guideline Capital Corporation issued 500,000 shares of stock at $.001 per share for $500. These shares have been issued to ten individuals based on the cash contributed.


NOTE 4: RELATED PARTY EVENTS

The Company maintains its principal offices in space provided by a shareholder of the company on a rent free basis. The office is located 6 Venture, Suite 207, Irvine, California.


NOTE 5: YEAR END DATE

The Company's year end is June 30.

                            PART III

Item 1.  Exhibit Index

No.                                                    Sequential
                                                        Page No.

     (3) Certificate of Incorporation and Bylaws

3.1       Certificate of Incorporation                      36

3.2       Bylaws                                            38

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                     50

     (27) Financial Data Schedule

27.1      Financial Data Schedule                           62

___________________

                  Guideline Capital Corporation
                  _____________________________

                          EXHIBIT 3.1


                  CERTIFICATE OF INCORPORATION

                  _____________________________

                      CERTIFICATE OF INCORPORATION
                                  OF
                      GUIDELINE CAPITAL CORPORATION
                           A STOCK CORPORATION


FIRST:  The name of this Corporation is Guideline Capital
Corporation.

SECOND: Its Registered Office in the state of Delaware is to be located at 3422 Old Capitol Trail, Suite 700, in the City of
Wilmington, County of New Castle, Zip Code 19803-6192.  The
Registered Agent in charge thereof is DELAWARE BUSINESS
INCORPORATORS, INC., located at same address as above.

THIRD: The purpose of the corporation is to engage in any lawful actor activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is 15,000,000 shares of .001 par value.

FIFTH: The name and mailing address of the incorporator are as follows:

        Name            Lori M. Smith
        Mailing Address 3422 Old Capitol Trail, Suite 700
                        Wilmington, Delaware  19808-6192

SIXTH: The powers of the incorporator are to terminate upon the filing of the certificate of incorporation. The name and mailing address of the person who is to serve as director until the first annual meeting of the shareholders or until their successors are duly elected and qualify is as follows:

        Name             Mr. Bryan A. Gianesin
        Mailing Address  4041 MacArthur Blvd., Third Floor
                         Newport Beach, CA  92660-2512

I, THE UNDERSIGNED, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and
          (Leave blank, unless you are the incorporator)


I have accordingly hereunto set my hand this 30th day of August, A.D. 1989


                                   Lori M. Smith
                                   Incorporator

                  Guideline Capital Corporation
                  _____________________________

                          EXHIBIT 3.2
                  _____________________________

                            BYLAWS
                  _____________________________

                             BY-LAWS

                               of

                  GUIDELINE CAPITAL CORPORATION

                       ARTICLE I -OFFICES

     The registered office of the Corporation in the State of Delaware shall be located in the city of Wilmington, County of New Castle. The Corporation may have such other offices and/or addresses, either within or without the State of incorporation as the board of directors may designate or as the business of the Corporation may from time to time require.

                    ARTICLE II - STOCKHOLDERS

1.   ANNUAL MEETING.

     The annual meeting of the stockholders shall be held on the 31st day of August in each year, beginning with the year 1989 at the hour of 10:00 AM, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2.   SPECIAL MEETINGS.

     Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or the directors, and shall be called by the president at the request of the holders of not less than 10% percent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.   PLACE OF MEETING.

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meetings.
If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4.   NOTICE OF MEETING.

     Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than three nor more than seven days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at this address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

5.   CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

     For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not exceed, in any case, seven days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least seven days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than ten days and, in case of a meeting of stockholders, not less than seven days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.   VOTING LISTS.

     The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least 30 days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of seven days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of the stockholders.

7.   QUORUM.

     At any meeting of stockholders a majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, not withstanding the withdrawal of enough stockholders to leave less than a quorum.

8.   PROXIES.

     At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at a time of the meeting.

9.   VOTING.

     Each stockholder entitled to vote in accordance with the terms and provisions of the Articles of Incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of the State of Delaware.

10.  ORDER OF BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     1.  Roll Call
     2.  Proof of notice of meeting or waiver of notice.
     3.  Reading of minutes of preceding meeting.
     4.  Reports of Officers.
     5.  Reports of Committees.

     6.  Election of Directors.
     7.  Unfinished Business.
     8.  New Business.

11.  INFORMAL ACTION BY STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken at a meeting of the stockholders, or any other action which may be taken at a meeting of the stockholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.



               ARTICLE III - BOARD OF DIRECTORS

1.   GENERAL POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these By-laws and the laws of this State.

2.   NUMBER, TENURE AND QUALIFICATIONS.

     The number of directors of the corporation shall be at least three. Each director shall hold office until the next annual meeting of stockholders and until a successor shall have been elected and qualified.

3.   REGULAR MEETINGS.

     A regular meeting of the directors, shall be held without other notice other than as required under these bylaws, and held at the same place as the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without notice by resolution.

4.   SPECIAL MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any one director. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5.   NOTICE.

     Notice of any special meeting shall be given at least ten days previously thereto by written notice delivered personally, or by telegram or mailed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram such notice shall be deemed to be delivered when the telegraph is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

6.   QUORUM.

     At any meeting a majority of the board of directors shall constitute a quorum for the transaction of business.

7.   MANNER OF ACTING.

     The act of the majority of the directors present at meeting at which a quorum is present shall be the act of the directors.

8.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired term of his predecessor.

9.   REMOVAL OF DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by majority vote of the stockholders.

10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

12.  PRESUMPTION OF ASSENT.

     A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meting or unless he shall file his written dissent to such action with the person action as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.


13.  EXECUTIVE AND OTHER COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

                  ARTICLE IV - OFFICERS

1.   NUMBER.

     The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other offices and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2.   ELECTION AND TERM OF OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.   REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgement the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.   VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5.   CHIEF EXECUTIVE OFFICER.

     The chief executive officer shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He/She shall, when present, preside at all meetings of the stockholders and of the directors. He/She may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6.   PRESIDENT.

     In the absence of a chief executive officer the president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He/She shall, when present, preside at all meetings of the stockholders and of the directors. He/She may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

7.   VICE-PRESIDENT

     In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the President or by the Directors.

8.   SECRETARY

     The secretary shall keep the minutes of the stockholders' and of the directors meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these bylaws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him/her by the president or by the directors.

9.   TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his/her duties in such sum and with such surety or sureties as the directors shall determine. He/She shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these bylaws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him/her by the president or by the directors.

10.  SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

      ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS

1.   CONTRACTS.

     The directors may authorize any officer of officers, agent or agents, to enter into any contract or execute and delivery any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2.   LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3.   CHECKS, DRAFTS, ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4.   DEPOSITS.

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the directors may select.

    ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER

1.   CERTIFICATES FOR SHARES.

     Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefore upon such terms and indemnity to the corporation as the directors may prescribe.

2.   TRANSFER OF SHARES.

     (a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

     (b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part or any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.


                  ARTICLE VII - FISCAL YEAR

     The fiscal year of the corporation shall be June 30, in each year.

                   ARTICLE VIII - DIVIDENDS

     The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                      ARTICLE IX - SEAL

     The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                  ARTICLE X - WAIVER OF NOTICE

     Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these bylaws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                    ARTICLE XI - AMENDMENTS

     These bylaws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders meeting or at any special stockholders meeting when the proposed amendment has set out in the notice of such meeting.

                  ARTICLE XII - INDEMNIFICATION

     This Corporation shall indemnify any officer or director who is a party or is threatened to be a party to any threatened, pending or completed action, suit or proceeding or investigation, whether civil, criminal or administrative, by reason of the fact that he or she was or is an officer, director, employee or agent of the Corporation. The indemnification shall include all expenses, attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnified party.


Dated: August 31, 1989             Secretary of Corporation

                                   s/Libbie Stull
                                   ____________________________
                                    Libbie Stull

                  Guideline Capital Corporation
                  _____________________________

                         EXHIBIT 4.1
                  _____________________________

                            FORM OF

                   SHAREHOLDER LOCK-UP LETTER
                  _____________________________

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Adam Stull
                                   ______________________________
                                   (signature of holder)

                                   Adam Stull
                                   Please Print Name
125,000
-------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Libbie Stull
                                   ______________________________
                                   (signature of holder)

                                   Libbie Stull
                                   Please Print Name
100,000
-------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/George Unwin
                                   ______________________________
                                   (signature of holder)

                                   George Unwin
                                   Please Print Name
100,000
-------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Bryan Gianesin
                                   ______________________________
                                   (signature of holder)

                                   Bryan Gianesin
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Joyce Unwin
                                   ______________________________
                                   (signature of holder)

                                   Joyce Unwin
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Mary Jackson
                                   ______________________________
                                   (signature of holder)

                                   Mary Jackson
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Cleora Louey
                                   ______________________________
                                   (signature of holder)

                                   Cleora Louey
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Joseph Gianesin
                                   ______________________________
                                   (signature of holder)

                                   Joseph Gianesin
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                        June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Kristin Walker
                                   ______________________________
                                   (signature of holder)

                                   Kristin Walker
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                         June 30, 1998



Board of Directors
Guideline Capital Corporation
6 Venture, Ste. 207
Irvine, California 92618

Gentlemen:

     The undersigned, a beneficial owner of the common stock of Guideline Capital Corporation (the "Company"), $0.001 par value per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively represented that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, or by reason of any stock split or other distribution of stock, or grant options, rights or warrants with respect to any such shares of Common Stock, until the Company until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                   Very truly yours,

                                   s/Lee Goldberg
                                   ______________________________
                                   (signature of holder)

                                   Lee Goldberg
                                   Please Print Name
25,000
------
Number of shares of Common
Stock owned

                          SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   GUIDELINE CAPITAL CORPORATION
                                   (Registrant)

                                   Date:  July 31, 1998


                                   By:  /s/ ADAM STULL
                                     ----------------------------
                                      Adam Stull,
                                      President